FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MAY, 2005

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

789 Pender Street West, Suite #570, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.

News Release dated June 2, 2005- - Airborne Magnetic Survey on the Shell Creek Property

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MISCELLANEOUS CORP.

(Registrant)

Date:  7 June, 2005

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

LOGAN RESOURCES LTD.

TSX-V: LGR

NEWS RELEASE

TRADING SYMBOL - LGR (TSX-V)

DATE: June 2, 2005

______________________________________________________________________________________

AEROMAGNETIC SURVEY ON THE SHELL CREEK PROPERTY

Logan Resources Ltd. (the Company) is pleased to report that it has completed an aeromagnetic survey on its Shell Creek Property located 75 kms. (~47 miles) northwest of Dawson City, in west-central Yukon. The Shell Creek property comprises 488 claim units, over an area of 98 sq. km., encompassing an 18 km belt of banded iron formation (BIF) with a direct relationship to the widespread gold-copper mineralization.

The helicopter survey was flown by McPhar Geosurveys Ltd. using a high-sensitivity caesium magnetometer. The magnetometer bird was flown at a nominal height of  45m. The survey totaled 1150 km on 107 flight lines (200m spacing), plus 130 km on 6 tie lines (2 km spacing). The flight lies were flown on an azimuth of 29o and the tie lines at 119o. The data were field processed by McPhar then forwarded to their Newmarket office for final leveling and filtering. The survey was successful in better defining the distribution, orientation and extent of the BIF.

In addition to the standard colour contoured Total Magnetic Intensity (TMI) map a series of derivative maps were produced. A preliminary interpretation of the survey was presented to the Company by VOX Geoscience Ltd. on Tuesday May 31st. As well as accurately tracking the BIF the aeromagnetic survey has detected many major and minor breaks, offsets and inflections across the property. Two predominate trends of breaks are noted running southwest to northeast and north-northwest to south-southeast. The BIF has a magnetic amplitude in excess of 6,000 nT above background. An interpretation of the magnetic data is in progress to determine the geological explanation of the two well defined BIF horizons and the tightly folded and convoluted “nose” straddling Shell Creek.

The 2005 field work program for the Shell Creek property will commence in the first week of June. It will include an induced polarization (IP) survey (planned to delineate zones of mineralization) a regional gravity survey, a geochemical soil sampling program, geological mapping, additional prospecting and a subsequent diamond drill program.

The results of the work program will be released in a timely basis. The Qualified Person for the geophysical portion of the project is Ken Robertson (P.Geo.). The Company staked an additional 64 claim units since the aeromagnetic survey was completed.

Logan Resources Ltd. is a mining exploration company engaged in the acquisition, exploration and development of mineral properties.  The Company currently owns six copper, gold, silver and uranium properties in British Columbia, Yukon and Saskatchewan. For more information on the properties and Logan Resources Ltd. please visit www.loganresources.ca and SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
Logan Resources Ltd.
Mr. Seamus Young, President

570– 789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.